UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Virgin Galactic Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92766K106

(CUSIP Number)

James Cahillane
Virgin Management USA, Inc.
65 Bleecker Street, 6th Floor,
New York, NY 10012
(212) 497-9050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2023

(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92766K106	Schedule 13D	Page 1 of 9

1	NAMES OF REPORTING PERSONS
Virgin Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,745,494

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,745,494

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,745,494

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 92766K106	Schedule 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS
Corvina Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,745,494

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,745,494

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,745,494

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 92766K106	Schedule 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS
Virgin Group Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,745,494

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,745,494

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,745,494

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 92766K106	Schedule 13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS
BFT (PTC) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,745,494

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,745,494

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,745,494

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 92766K106	Schedule 13D	Page 5 of 9

1	NAMES OF REPORTING PERSONS
BFT CLG (PTC) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,745,494

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,745,494

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,745,494

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 92766K106	Schedule 13D	Page 6 of 9

1	NAMES OF REPORTING PERSONS
Sir Richard Branson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Dual Citizenship: United Kingdom and British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,745,494

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,745,494

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,745,494

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 92766K106	Schedule 13D	Page 7 of 9

Explanatory Note

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) amends and supplements the Schedule 13D filed with United States Securities and Exchange Commission on November 4, 2019 (as amended to date, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Virgin Galactic Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Virgin Investments Limited (“VIL”);

Corvina Holdings Limited (“Corvina”);

Virgin Group Holdings Limited (“VGHL”);

BFT (PTC) Limited (“PTC”);

BFT CLG (PTC) Limited (“CLG”); and

Sir Richard Branson.

VIL is a British Virgin Islands exempted company whose principal business is investing in securities, including the securities of the Issuer. Corvina is a British Virgin Islands exempted company whose principal business is investing in securities. VGHL is a British Virgin Islands exempted company whose principal business is to serve as a holding company. PTC is a British Virgin Islands private trust company whose principal business is to serve as trustee of trusts described in Item 5 of this Amendment No. 9. CLG is a British Virgin Islands private trust company whose principal business is to hold and exercise rights with respect to the administration of PTC and the trusts of which PTC is trustee. Sir Richard Branson is a dual citizen of the United Kingdom and the British Virgin Islands whose principal business is entrepreneurship. The address of Sir Richard Branson is Branson Villa, Necker Beach Estate, Necker Island, VG 1150, British Virgin Islands. The business address of each of the other Reporting Persons is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands.

Information with respect to the directors and officers of VIL, Corvina, VGHL, PTC and CLG (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

In connection with an internal restructuring, Virgin Group Investments LLC (“VGIL”) was removed from the corporate group structure. Corvina became the sole shareholder of VIL, and accordingly, VGIL ceased to be a Reporting Person, and the Schedule 13D is hereby amended to delete all references to VGIL.

The Reporting Persons, SCH Sponsor Corp. (“Sponsor”) and Chamath Palihapitiya may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by Sponsor and Mr. Palihapitiya are not the subject of this Schedule 13D and accordingly, neither Sponsor nor Mr. Palihapitiya is included as a Reporting Person. For a description of the relationship between the Reporting Persons, Sponsor and Mr. Palihapitiya, see Item 4 in the Schedule 13D.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (b) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The following sets forth, as of November 1, 2023, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 367,136,598 shares of Common Stock outstanding as of July 25, 2023:

CUSIP No. 92766K106	Schedule 13D	Page 8 of 9

	Reporting person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Virgin Investments Limited		30,745,494	8.4%	0	30,745,494	0	30,745,494
Corvina Holdings Limited		30,745,494	8.4%	0	30,745,494	0	30,745,494
Virgin Group Holdings Limited		30,745,494	8.4%	0	30,745,494	0	30,745,494
BFT (PTC) Limited		30,745,494	8.4%	0	30,745,494	0	30,745,494
BFT CLG (PTC) Limited		30,745,494	8.4%	0	30,745,494	0	30,745,494
Sir Richard Branson		30,745,494	8.4%	0	30,745,494	0	30,745,494

(1)
Does not include shares held by SCH Sponsor Corp. (the “Sponsor”), Chamath Palihapitiya and Aabar. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the Sponsor, Mr. Palihapitiya and Aabar.

VIL is the record holder of the securities reported herein. Corvina is the sole shareholder of VIL, and VGHL is the sole shareholder of Corvina. PTC, in its capacity as trustee of trusts for the benefit of members of Sir Richard Branson’s family and related philanthropic causes, is the sole holder of voting shares of VGHL. Under the terms of the trusts, CLG has certain consent rights with respect to the exercise by PTC of its control over VGHL. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by VIL.

Sir Richard Branson indirectly has the ability to control the appointment and removal of the management of VGHL and, as such, he may be deemed to indirectly control the decisions of VGHL regarding the voting and disposition of securities owned by VGHL. Therefore, Sir Richard Branson may be deemed to have indirect beneficial ownership of the securities owned by VIL.

(c)     On November 1, 2023, Sir Richard Branson transferred all of the ordinary shares of VGHL to PTC, in its capacity as trustee of trusts for the benefit of his family and related philanthropic causes. The aggregate beneficial ownership of the securities of the Issuer held by VIL is unchanged as a result of this transaction. Except for the foregoing, none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock in the past 60 days.

(d)     None.

(e)     Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement.
2	Powers of Attorney.

CUSIP No. 92766K106	Schedule 13D	Page 9 of 9

                                                                                                                                            SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2023

VIRGIN INVESTMENTS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

CORVINA HOLDINGS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

VIRGIN GROUP HOLDINGS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

BFT (PTC) LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

BFT CLG (PTC) LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

SIR RICHARD BRANSON

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Virgin Investments Limited, Corvina Holdings Limited, Virgin Group Holdings Limited, BFT (PTC) Limited and BFT CLG (PTC) Limited are set forth below.

Virgin Investments Limited

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Joshua Bayliss	Chief Executive Officer, Virgin Group	Avenue d’Ouchy 14. c/o Etude Petremand & Rappo, avocats 1006, Lausanne, Switzerland	United Kingdom New Zealand
Francis Dearie	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom
Peter Richard Nicholas Tarn	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom
Lynadia Maduro-Maximin (Alternate Director)	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	British Virgin Islands
Kerry Leigh Graziola (Alternate Director)	Director of Fiduciary & Custodial	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	Zimbabwe

Corvina Holdings Limited

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Joshua Bayliss	Chief Executive Officer, Virgin Group	Avenue d’Ouchy 14. c/o Etude Petremand & Rappo, avocats 1006, Lausanne, Switzerland	United Kingdom New Zealand
Francis Dearie	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom
Peter Richard Nicholas Tarn	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom
Lynadia Maduro-Maximin (Alternate Director)	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	British Virgin Islands
Kerry Leigh Graziola (Alternate Director)	Director of Fiduciary & Custodial	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	Zimbabwe

Virgin Group Holdings Limited

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Joshua Bayliss	Chief Executive Officer, Virgin Group	Avenue d’Ouchy 14. c/o Etude Petremand & Rappo, avocats 1006, Lausanne, Switzerland	United Kingdom New Zealand
Sheila Colleen George	Lawyer	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom
Sir Richard Branson	Self-Employed	Branson Villa, Necker Beach Estate, Necker Island, VG1150, BVI	United Kingdom British Virgin Islands
Francis Dearie	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom
Peter Michael Russell Norris	Self-Employed	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom
Lynadia Maduro-Maximin (Alternate Director)	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	British Virgin Islands
Kerry Leigh Graziola (Alternate Director)	Director of Fiduciary & Custodial	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	Zimbabwe
Peter Richard Nicholas Tarn (Alternate Director)	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom

BFT (PTC) Limited

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Joshua Bayliss	Chief Executive Officer, Virgin Group	Avenue d’Ouchy 14. c/o Etude Petremand & Rappo, avocats 1006, Lausanne, Switzerland	United Kingdom New Zealand
Sir Richard Branson	Self-Employed	Branson Villa, Necker Beach Estate, Necker Island, VG1150, BVI	United Kingdom British Virgin Islands
Saathi Yamraj	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	British Virgin Islands United States

BFT CLG (PTC) Limited(1)

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Sir Richard Branson(2)	Self-Employed	Branson Villa, Necker Beach Estate, Necker Island, VG1150, BVI	United Kingdom British Virgin Islands
Holly Branson	Chief Purpose and Vision Officer, Virgin Group	66 Porchester Road, London, United Kingdom, W2 6ET	United Kingdom

(1) (2)
The CLG has the legal ability to remove and replace directors of the PTC and accordingly may be deemed to control the PTC.
By virtue of his ownership of all the “A” membership interests in the CLG, Sir Richard Branson may be deemed to control the CLG.